Exhibit 99.1

Achilles Therapeutics Reports Third Quarter 2023 Financial Results and Recent Highlights

– On track to dose 15-20 patients with higher dose cNeT by year-end 2023 –

– Clinical and translational science data update from the ongoing Phase I/IIa trials in NSCLC and melanoma expected in Q1 2024 with additional data available in mid-2024 –

– Strong cash position of $140 million supports operations through 2025 –

London, UK 13 November 2023 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors, today announced its financial results for the quarter ended September 30, 2023, and recent business highlights.

“We are pleased with progress across the scientific field that continues to demonstrate the importance of neoantigens as the most attractive targets in solid-tumor oncology. We believe that our proprietary capability to identify the most immunogenic clonal neoantigens, recently shared at ESGCT and SITC, puts us in a strong position with our clonal neoantigen-reactive T cell (cNeT) therapy and potentially other neoantigen targeting approaches,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “Our Phase I/IIa clinical trials evaluating cNeT therapy for the treatment of advanced NSCLC (CHIRON) and metastatic malignant melanoma (THETIS) continue to progress and we are on track to dose patients in line with our previous guidance. We look forward to sharing our next clinical and translational data update in Q1 2024.”

Recent Highlights

•
Presented posters (Abstract 437, Abstract 1312) at the Society for Immunotherapy of Cancer (SITC) 38th Annual Meeting highlighting a significant dose boost of reactive CD8 and CD4 cNeT from the optimized VELOSTM manufacturing platform and the use of the PELEUS™ AI-powered bioinformatics platform for the identification and validation of immunogenic clonal tumor neoantigens.
•
Presented posters (P459, P485, P507) at the European Society of Gene & Cell Therapy (ESGCT) 30th Annual Congress highlighting the favorable cNeT phenotypic properties and polyfunctionality critical for precision adoptive cell therapies and the expansion of cNeT from the blood of patients with cancer.
•
Delivered an oral presentation at the mRNA Cancer Vaccines Summit highlighting neoRanker™, a new AI-based tool for the selection of immunogenic clonal tumor neoantigens for personalized therapies.

•
Delivered oral presentations at the 5th Annual TIL Therapies Summit highlighting optimized manufacturing of AI-powered precision TIL therapies for solid cancer, and the potency and fitness of cNeT.
•
Presented posters (P319, P407, P518) at the Seventh International Cancer Immunotherapy Conference (CICON23) highlighting a precision adoptive cell therapy process based on expansion of cNeT from blood of cancer patients.

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $140.1 million as of September 30, 2023, as compared to $173.3 million as of December 31, 2022. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations through 2025.
•
Research and development (R&D) expenses: R&D expenses were $14.7 million for the third quarter ended September 30, 2023, an increase of $4.1 million compared to $10.6 million for the third quarter ended September 30, 2022. The increase was primarily driven by increased activity related to our ongoing clinical trials and overall R&D.
•
General and administrative (G&A) expenses: G&A expenses were $4.4 million for the third quarter ended September 30, 2023, a decrease of $1.0 million compared to $5.4 million for the third quarter ended September 30, 2022. This decrease was primarily driven by lower professional fees, personnel costs and facilities spend.
•
Net loss: Net loss for the third quarter ended September 30, 2023, was $16.7 million or $0.42 per share compared to $12.5 million or $0.32 per share for the third quarter ended September 30, 2022.

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-Powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Forward-looking statements in this press release include, but are not limited to, statements regarding the timing of the Company’s clinical and translational data updates and the Company’s beliefs about recent data updates, and expectations related to the Company’s operating expenses and capital expense requirements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Investors:
Meru Advisors

Lee M. Stern

lstern@meruadvisors.com

Media:

ICR Consilium
Sukaina Virji, Tracy Cheung, Emmalee Hoppe
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	September 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$140,138	$173,338
Prepaid expenses and other current assets	15,354	23,242
Total current assets	155,492	196,580
Non-current assets:
Property and equipment, net	9,648	12,399
Operating lease right of use assets	7,013	8,081
Deferred tax assets	185	251
Restricted cash	33	33
Other assets	2,967	3,014
Total non-current assets	19,846	23,778
TOTAL ASSETS	$175,338	$220,358
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,352	$5,187
Income taxes payable	—	326
Accrued expenses and other liabilities	8,209	8,292
Operating lease liabilities-current	4,620	4,188
Total current liabilities	18,181	17,993
Non-current liabilities:
Operating lease liabilities-non-current	2,731	4,388
Other long-term liability	941	933
Total non-current liabilities	3,672	5,321
Total liabilities	21,853	23,314
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,782,948 shares and 40,932,727 shares authorized, issued and outstanding at September 30, 2023 and December 31, 2022, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at September 30, 2023 and December 31, 2022	128	128
Additional paid in capital	413,815	408,844
Accumulated other comprehensive loss	(19,190)	(21,695)
Accumulated deficit	(241,322)	(190,287)
Total shareholders’ equity	153,485	197,044
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$175,338	$220,358

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
OPERATING EXPENSES:
Research and development	$14,712	$10,597	$42,354	$38,387
General and administrative	4,384	5,437	13,387	17,162
Total operating expenses	19,096	16,034	55,741	55,549
Loss from operations	(19,096)	(16,034)	(55,741)	(55,549)
OTHER INCOME, NET:
Other income	2,389	3,599	4,692	8,499
Total other income, net	2,389	3,599	4,692	8,499
Loss before provision for income taxes	(16,707)	(12,435)	(51,049)	(47,050)
Benefit (Provision) for income taxes	24	(41)	14	(70)
Net loss	(16,683)	(12,476)	(51,035)	(47,120)
Other comprehensive income:
Foreign exchange translation adjustment	(5,289)	(18,147)	2,505	(45,126)
Comprehensive loss	$(21,972)	$(30,623)	$(48,530)	$(92,246)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.42)	$(0.32)	$(1.28)	$(1.20)
Weighted average ordinary shares outstanding—basic and diluted	40,066,922	39,313,764	39,900,910	39,104,866